SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Cazador Acquisition Corporation Ltd.
(Name of Issuer)

Units
(Title of Class of Securities)

G19867111
(CUSIP Number)

October 8, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G19867111	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 380,000 UNITS
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 380,000 UNITS
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000 UNITS
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G19867111	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 380,000 UNITS
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 380,000 UNITS
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000 UNITS
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G19867111	13G	Page 4 of 9 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Cazador Acquisition Corporation Ltd. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o Arco Capital Management LLC 7 Sheinovo Street 1504 Sofia, Bulgaria

Item 2 (a), 2(b) and 2(c)	NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Units (defined in item 2(d) below) reported in this Schedule 13G directly owned by it.

(ii)	Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws on Ontario, Canada, with respect to the Units reported in this Schedule 13G directly owned by North Pole.

The citizenship of each of the Reporting Persons is set forth above.

The address of the principal business office of each of the Reporting Persons is 372 Bay Street, 21st floor, Toronto, Ontario  M5H 2W9, Canada.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Units

Item 2(e).	CUSIP NUMBER:

G19867111

CUSIP No. G19867111	13G	Page 5 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

CUSIP No. G19867111	13G	Page 6 of 9 Pages

Item 4.	OWNERSHIP.

Polar Securities Inc. serves as the investment manager to North Pole and a number of discretionary accounts with respect to which it has voting and dispositive authority over the Units reported in this Schedule 13G.  Each Unit consists of one ordinary share and one warrant.  Neither the ordinary share nor the units have commenced separate trading on an exchange.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Units.

A.	Polar Securities
	(a)	Amount beneficially owned: 380,000 Units
(b)
Percent of class: 8.3%  (all percentages herein are based on 4,600,000 Units reported to be outstanding as of October 12, 2010 as reflected in the Form 424(b)(3) filed by the Company on October 12, 2010).

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: 0 Units.
		(ii)	Shared power to vote or direct the vote: 380,000 Units.
		(iii)	Sole power to dispose or direct the disposition: 0 Units.
		(iv)	Shared power to dispose or direct the disposition of: 380,000 Units.

B.	North Pole
	(a)	Amount beneficially owned: 380,000 Units.
	(b)	Percent of class: 8.3%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: 0 Units.
		(ii)	Shared power to vote or direct the vote: 380,000 Units.
		(iii)	Sole power to dispose or direct the disposition: 0 Units.
		(iv)	Shared power to dispose or direct the disposition: 380,000 Units.

CUSIP No. G19867111	13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G19867111	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 18, 2010	Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

North Pole Capital Master Fund

By: Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

CUSIP No. G19867111	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: October 18, 2010	Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

North Pole Capital Master Fund

By: Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer